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                                                                      EXHIBIT 20

                            [CASA OLE LETTERHEAD]

FOR IMMEDIATE RELEASE

Contact:         Casa Ole Restaurants, Inc.
                 Patrick A. Morris, President
                 Stacy M. Riffe, Chief Financial Officer
                 (713) 943-7574

                           CASA OLE RESTAURANTS, INC.
                 ANNOUNCES CLOSING ON ACQUISITION OF MONTEREY'S
                                (NASDAQ:  CASA)

Houston, Texas, (July 3, 1997) - Casa Ole Restaurants, Inc. (the "Company") today announced the closing of its acquisition of Monterey's Acquisition Corp. ("Monterey's"). The transaction, which was the purchase of 100% of the outstanding shares of Monterey's, results in Monterey's being a wholly owned subsidiary of the Company.

The Company purchased the shares of common stock for $4 million, paid off outstanding debt and accrued interest with two creditors totaling $7.1 million and funded various other agreed upon items approximating $500,000. The transaction was funded using cash on hand of approximately $3 million and the Company's amended credit facility with NationsBank. As purchased, Monterey's has a working capital deficit of $750,000 that will be assumed by the Company.

For the fiscal year most recently ended, Monterey's reported total assets of $11 million and total liabilities of $9.3 million. Total revenues for the year were $20.6 million, up $500,000 over fiscal 1995, and earnings before interest, depreciation and amortization and certain management and consulting fees were $2.3 million, up from $1.9 million in the prior year. These results were from the 26 restaurants that Monterey's owns and operates in Texas and Oklahoma under the names "Monterey's Tex-Mex Cafe," "Monterey's Little Mexico" and "Tortuga Cantina." Pro forma financial information presenting the impact on the Company's first quarter's financial statements as if the two companies had been combined at the beginning of fiscal 1997, will be presented in the Form 8-K, which will be filed with the Securities and Exchange Commission within 15 days of closing.

"We are excited by the closing of this transaction, which is another step in our strategy of adding shareholder value by expanding our position in the Tex-Mex dining segment," said Lou Neeb, Chairman and CEO. "We are also excited by the outstanding management that is joining the Casa Ole team. And, given that Larry Forehand, our founder, got his start in the Mexican food segment with Monterey's many years ago, this acquisition is a natural fit."

Stacy Riffe, the Company's Chief Financial Officer, added, "We believe we will begin to see a positive impact on the Company's earnings during the first full year of combined operations. The earnings impact during the remainder of the current fiscal year should help mitigate the earnings shortfall that has continued due to the previously reported delayed openings, the softer than expected sales in new units and the higher than expected labor costs in the those units. We have become very focused on assuring the quality of new openings, improving labor control and strengthening new store margins."

The Company plans to continue to grow the Casa Ole concept, and, with the addition of the Monterey's concepts, there is an opportunity to potentially expand in markets and trading areas not targeted for the Casa Ole concept. The added cash flow anticipated from the additional 26 Monterey's units will assist in the continued execution of the Company's growth plans, as well as the selective remodeling of both Casa Ole and Monterey's units where management believes there is the potential to increase sales.


                                 -continued-
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At the time of closing, the Company owns, operates or franchises a total of 74 restaurants primarily in Texas and Louisiana, including 19 Company-owned Casa Ole units, 21 Monterey's Tex-Mex Cafes, two Monterey's Little Mexico restaurants, three casual dining Tortuga Cantinas and 29 franchised Casa Ole's. The Company also has three restaurants under construction--two Casa Ole's and one Tortuga--which are scheduled to open during July.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other facts which may cause the actual results, performance or achievements of Casa Ole Restaurants, Inc., its area developers, market partners, franchisees and Casa Ole restaurants to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; competition; success of operating initiatives; development and operating costs; area developers' adherence to development schedules; advertising and promotional efforts; brand awareness; adverse publicity; acceptance of new product offerings; consumer trial and frequency; availability, locations and terms of sites for store development; changes in business strategy or development plans; quality of management; availability, terms and development of capital; business abilities and judgment of personnel; availability of qualified personnel; food, labor and employee benefit costs; changes in, or the failure to comply with government regulations; regional weather conditions; construction schedules; and other factors referenced in the Company's 1996 Annual Report and Form 10-K. The use in this release of such words as "believes", "anticipates", "expects", "intends", "should", "plan" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. The success of the Company is dependent on the efforts of the Company, its employees and its area developers, market partners and franchisees and the manner in which they operate and develop stores.